Energy Power Systems Limited
		           (Formerly Engineering Power Systems Limited)

	Consolidated Financial Statements
	For the years ended June 30, 2001, 2000 and 1999
	(Expressed in Canadian Dollars)



	Energy Power Systems
Limited
	(Formerly Engineering Power
Systems Limited)

	Consolidated Financial
Statements
	For the years ended June 30,
2001, 2000 and 1999
	(Expressed in Canadian
Dollars)


	Contents



Auditors' Report	2

Consolidated Financial Statements
Balance Sheets	3
Statements of Loss and Deficit	4
Statements of Cash Flows	5
Summary of Significant Accounting Policies	6
Notes to Consolidated Financial Statements	10















	Auditors' Report





To the Shareholders of
Energy Power Systems Limited
(Formerly Engineering Power Systems Limited)



We have audited the consolidated balance sheets of Energy Power Systems Limited as at June 30, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended June 30, 1999 were audited by other auditors who expressed an opinion without reservation on these statements in their report dated November 19, 1999.




Chartered Accountants

Toronto, Ontario
October 4, 2001




	Energy Power Systems Limited
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

June 30							2001				2000

Assets

Current
Cash 	  							$1,242,621		$1,771,047
Marketable securities (market value $255,290)	   221,213	    	 	-
Accounts receivable (Note 1)	    			 4,331,086		 3,333,573
Inventories and work in progress	    		 1,039,853		 1,525,344
Due from co-venturer	       			   208,652		   116,684
Prepaid expenses	         				    67,329		    81,087
Investment  (Note 2)	    				 3,500,000			-
Future income tax asset (Note 11) 	       	   235,000			-

								10,845,754		 6,827,735
Other assets (Note 3)	                   		-		 9,490,021
Oil and gas properties (Note 4)			 2,017,493			-
Capital assets (Note 5)	    				 3,268,096		 4,875,362
Future income tax asset (Note 11)	       	   862,000			-
Goodwill	    						 2,056,832		 2,318,090

								$19,050,175		$23,511,208

Liabilities and Shareholders' Equity

Current
Bank indebtedness (Note 7) 				   $829,001		$   507,222
Accounts payable and accrued liabilities		  4,200,868		  4,929,532
Due to shareholders (Note 8)				  1,162,403		  2,630,225
Current portion of long term debt (Note 9)	    182,151		    283,529
Future income tax liability (Note 11)	          266,000		    402,100

	    							   6,640,423	  8,752,608
Due to shareholders (Note 8)	       		     350,000 	  1,842,038
Long-term debt (Note 9)	       			     646,311	    738,205
Future income tax liability (Note 11)			56,000	     71,000

								    7,692,734	 11,403,851

Shareholders' equity
Share capital (Note 10)
32,207,289			29,322,289
Deficit
(20,849,848)
(17,214,932)

$11,357,441			12,107,357


$19,050,175		$	23,511,208

On behalf of the Board:

	Director
James C. Cassina


	Director
Sandra J. Hall



	Energy Power Systems Limited
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

For the years ended June 30			2001			2000		1999

Revenue					$19,153,058		$18,924,369	$21,079,649

Cost of sales and oil and gas operating costs
  (including amortization of capital assets and depletion
    $258,629; 2000 - $211,703;
` 1999 - $202,009)			16,640,412		15,127,539	17,923,409

Gross profit  		  		 2,512,646		 3,796,830	 3,156,240

Expenses
Administrative expenses 		 2, 626,513		 4,344,657	 4,597,444
Amortization of goodwill		    261,258		   261,258	    92,901
Amortization					157,111	   154,416 	   158,621
Interest 					    165,965		   100,588	    94,221
Interest on long term debt		     90,523		   113,959	   137,205

		 				  3,301,370		 4,974,878	 5,080,392
Loss from continuing operations before
the following		   		   (788,724)	(1,178,048)	(1,924,152)
Other income		       	     66,218		    72,486	   141,356
Write down of inactive capital assets  (1,500,000)		-		-
Non-controlling interest in M&M Engineering
Limited		            		-			-	(286,703)

Net loss from continuing operations before
income taxes				 (2,222,506)	(1,105,562)	(2,069,499)

Income taxes (Note 11)
Current						-		    36,045	   113,000
Future					(1,248,100)		   330,300	   101,800
Utilization of loss carryforwards		-		   (35,000)		-

	      (1,248,100)		   331,345	   214,800

Net loss from continuing operations	  (974,406)		(1,436,907)	(2,284,299)

Loss from discontinued
operations (Note 19)			(2,660,510)		(1,250,992)	(5,696,655)

Net loss for the year			(3,634,916)		(2,687,899)	(7,980,954)

Deficit, beginning of year	     (17,214,932)		(14,527,033)(6,546,079)

Deficit, end of year		   ($ 20,849,848)	     $(17,214,932)$(14,527,033)

Net loss from continuing operations
per share (Note 15)			$(0.23)		   $(0.46)	  $(0.99)

Net loss for the year
per share (Note 15)			($0.85)		   $(0.86)	  $(3.46)




	Energy Power Systems Limited
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended June 30				2001		2000		1999

Cash flows provided by (used in)

Operating activities
Net loss from continuing operations
for the year	 				 $  (974,406)$(1,436,907) $(2,284,299)
Adjustments to reconcile net income to net cash
provided by operating activities
Amortization of goodwill	        	     261,258     261,258	 92,901
Amortization						415,740	366,119	360,630
Income taxes	  			  	   (1,248,100)    330,300	101,800
Loss on sale of capital assets	       	  7,796	  1,825        -
Unrealized foreign exchange loss			  -		50,000        -
Non-controlling interest - M&M
Engineering Limited					-		-		286,703
Write down of inactive capital assets	   1,500,000	-		-
Professional fees settled by issuance
of shares							-		225,000	767,750
Net change in non-cash working capital
balances (Note 12)	   			  (1,223,064)	160,235   2,498,195

Cash provided (used) by operating activities
from continuing operations	  		  (1,260,776)	(42,170)  1,849,281
Cash used by discontinued operations	     (52,278)  (2,487,076) (2,470,170)


	   (1,313,054) (2,529,246)   (646,490)

Investing activities
Purchase of short term investments	           (221,213)		-		-
Due from co-venturers				      (91,968)		-		-
Purchase of oil and gas assets	   	   (1,727,857)		-		-
Purchase of capital assets	      	     (213,991)	(181,447)  (263,610)
Proceeds from sale of capital assets	         27,000	   55,500		-
Acquisition of 100% interest in KEOPL 		-			 -   (222,840)
Other assets	    					3,355,025	  598,318(1,570,410)
Restricted cash 							-	2,095,984  (543,799)
Investing activities of discontinued operations	   22,900	4,028,962	     -
	      1,149,896	6,597,317(2,600,659)

Financing activities
Bank indebtedness	       				  321,779	 (135,854) (494,966)
Factoring loans, net						-		-    (332,988)
Long term debt, net	     				(277,187)	 (469,954) (215,015)
Cash assumed on acquisition of KEOPL 			-		-	    909
Due to related parties						-  	  490,098	669,962
Advances from (repayments to) shareholders    (1,930,057)	  282,137 3,195,428
Issuance of common shares 	    		     1,350,000		-	647,120
Issuance of preference shares	       		 250,000		-		-
Financing activities of discontinued operations	 (79,803)	(2,700,596)	 	-

	 						     (365,268)	(2,534,169)3,470,450

Net increase (decrease) in cash	      	(528,426)	1,533,902	223,301

Cash, beginning of year	      			1,771,047	  237,145	13,844

Cash, end of year 				    $ 1,242,621  $1,771,047 $237,145

See supplementary cash flow information (Note 12 (a))



The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.




	Energy Power Systems Limited
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

Nature of Business
and Principles of
Consolidation	Energy Power Systems Limited ("EPS" or the
"Company") is a corporation amalgamated under the laws of the Province of Ontario. The Company's business focus is to explore and develop oil and gas reserves. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries M&M Engineering Limited
("M&M") and its wholly owned subsidiary M&M
Offshore Limited ("MMO") whose business focus is engineering mechanical contracting and steel fabrication in Newfoundland.

Pursuant to Articles of Amendment dated February 2,
2001 the Company changed its name from
Engineering Power Systems Limited to Energy Power
Systems Limited.

	During fiscal 2001 the Company decided to discontinue efforts to act as a developer of independent power projects. The Company is actively seeking a developer who will purchase its interest in the Karnataka Project. In addition, the Company intends to monetize its investment in the Andhra
Pradesh Project on or before June 30, 2002. This segment has been treated as discontinued operations for accounting purposes (see Note 19). As such the operations of the Company's Power Division have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

	During fiscal 2000 EPS disposed of its interests in Merlin Engineering A.S. ("Merlin") and divested ASI
Holdings, Inc. ("ASIH"). These operations have been treated as discontinued operations for accounting purposes (see Note 19). As such, the operations of Merlin and ASIH have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

	These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Oil and Gas
Properties	The Company follows the full-cost method of
accounting for oil and gas activities whereby all costs associated with the acquisition of, exploration for, and the development of oil and gas reserves are capitalized. These costs are capitalized in one cost centre, Canada. Such costs include lease acquisitions, geological and geophysical expenditures, lease rentals on non-producing properties, drilling, equipment, and technical consulting directly related to exploration and development activities. All other general and administrative costs including interest are expensed.
Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs. The
Company applies an annual ceiling test to capitalized costs to ensure that such costs do not exceed the estimated value of future net revenues from production of proven reserves at current prices less future costs of general and administrative expenses, financing and income taxes.




	Energy Power Systems Limited
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999


Oil and Gas
Properties (cont.)	Any reduction of value, as a result of the ceiling test,
is charged to operations. Depletion of producing petroleum and natural gas properties and amortization of well equipment is provided on the units-of-production method based on proven petroleum and natural gas reserves.

	Wells under development not included in the ceiling test are assessed for impairment on a quarterly basis. Impairment of non-producing properties is assessed based on management's expectations of success.

The Company holds various working interests in producing and non-producing oil and gas properties.

	The Company's activities are conducted jointly with others. These financial statements reflect the Company's share of the assets, revenue and operating costs related to these oil and gas properties.

Royalties 	The Company's oil and gas production is subject to
crown royalties. Crown royalties are included in operating costs, net of related crown royalty tax credits.

Accounting
Estimates	The preparation of these consolidated financial
statements in conformity
	with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period.
By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

Revenue
Recognition	Engineering and Offshore Division

	Revenue from engineering construction and fabrication contracts is recognized on the percentage of completion method. The percentage of completion method recognizes revenue by assessing the value of the work performed in relation to the total estimated cost of the contract based on the contract value. Contract costs include all direct material and labour costs and those indirect costs related to contract performance such as supplier, tools and repairs. Administrative and general overheads are charged to expense as incurred. Contract losses are provided for in full in the year in which they become apparent.

	Oil and Gas Division

	Oil and gas revenue is recognized on actual production, and upon delivery of the product to the customer based on the operators' reports.

Marketable
Securities 	Marketable securities are valued at the lower of cost
or market on a portfolio basis.





	Energy Power Systems Limited
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)
(Continued)
June 30, 2001, 2000 and 1999



Investment	The investment in KEOPL is recorded at expected
net recoverable amount.

Inventories	Inventories of finished goods are valued at the lower
of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

Joint Ventures	The Company uses the proportionate consolidation
method to account for its non oil and gas joint ventures.

Capital Assets	Capital assets consist primarily of  fabrication
buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less write down for impairment.

	Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Building
3% declining balance
Manufacturing equipment
	20
% declining balance
Tools and equipment
	20
% declining balance
Office equipment
	20
% declining balance
Vehicles
	30
% declining balance
Paving
7% declining balance
Equipment under capital leases
	20
% declining balance

Goodwill	Goodwill represents the excess purchase price paid
for business combinations over the value assigned to identifiable net assets acquired. It is amortized on a straight-line basis over a ten-year period, from the acquisition date. The carrying value of goodwill is assessed by calculating projected cash flows. Any permanent impairment in value is recorded in earnings when it is identified.

	Goodwill is recorded net of accumulated amortization of $615,417 (2000 - $354,159).


Other Assets	Other assets consist of costs related to the
acquisition of power purchase agreements ("PPAs") in India. The carrying value of the costs related to the acquisition of the power purchase agreements is assessed by calculating projected cash flow. Any permanent impairment in value is recorded in earnings when it is identified.

Marketing and
Promotion Cost	Marketing and promotion costs for new business
opportunities are charged to administrative expenses as incurred.



	Energy Power Systems Limited
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)
(Continued)
June 30, 2001, 2000 and 1999


Foreign Currency
Translation	Foreign currency accounts are translated to
Canadian dollars as follows:

	At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in income in the current period.

Income Taxes	The Company accounts for income taxes under the
asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.






	Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

1.	Accounts Receivable

Receivables consist of the following:	2001			2000

Trade						$  4,161,427		$	2,569,830
Holdbacks	          				169,659			763,743

							$4,331,086	 	$	3,333,573



2.	Investment

Investment consists of the following:	2001				2000

Investment in Konaseema EPS Oakwell Power Limited
							$3,500,000		$	-

The Company owns 11,348,200 ordinary equity shares, of Rs. 10 each, of Konaseema EPS Oakwell Power Limited ("KEOPL"), which represents a
12% interest in KEOPL, a company incorporated in the State of Andhra Pradesh, India, which is developing the Andhra Pradesh Project (the "Project"). Upon Financial Closure (when all regulatory approvals have been received) for the Project, the Company will hold approximately a 3% interest in the Project. Pursuant to the Revised VBC Agreement dated August 10, 2000 amongst the Company, VBC Group ("VBC"), KEOPL's parent company, and KEOPL, VBC shall purchase the Company's investment in KEOPL for INR 113,482,000 (approximately Cdn
$3,500,000) on or before June 30, 2002.


3.	Other Assets

	The other assets are comprised of the following India power projects.
							2001			2000

	Andhra Pradesh Project			$  -		$	7,487,558
	Karnataka Project		 		   -			2,002,463

							$  -		$	9,490,021

(a)	Andhra Pradesh Project

Pursuant to the Revised VBC Agreement dated August 10, 2000, the Company's cost related to the development of the Project was capitalized by the issuance of equity and preference shares having on aggregate value of approximately $6,600,000. During the year 2001 KEOPL redeemed all of the preference shares and VBC purchased approximately one third of the equity shares held by the Company for a total cash consideration of approximately $3,100,000. The remaining shares held by the Company have been classified as Investment (Note
2).

(b)	Karnataka Project

	During fiscal 2001 the Karnataka Project (the "Project") converted from a 195 MW naphtha fuelled barge based power project to a 220 MW coal fuelled land based power project. As at June 30, 2001, the Company has written down the carrying amount of the Project to nil because much of the cost incurred by the Company on the Project was related to the cost of the 195 MW naphtha fuelled barge based power project and not the 200MW coal fuelled land based power project. The
Company is seeking a developer who will purchase its interest in the Project.



	Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

4.	Oil and Gas Properties

During the year, the Company acquired various working interests in producing and non-producing oil and gas properties in Alberta, Ontario and Prince Edward Island. As consideration the Company paid
$1,727,857 cash and issued 90,000 common shares for $335,000.  These properties are carried at cost set out below:
									June 30, 2001
								Accumulated		Net Book
						Cost		Amortization	Value
Producing wells
    Alberta				$ 1,634,180		$	44,987	$1,589,193
    Ontario				     51,834			   377	    51,457
Wells under development
    Alberta				     68,036				-	    68,036
    Ontario					3,187				-	     3,187
    PEI				    305,620				-        305,620
					$ 2,062,857		$	45,364	$2,017,493

The Company is required to fund its share of costs and expenses. Failure to fund expenditures will result in a dilution of its interests.


5.	Capital Assets

Capital assets consist of the following:
						June 30, 2001		June 30, 2000
						Accumulated			Accumulated
					Cost	Amortization	Cost	Amortization
Land				$ 544,009  	$   -			$ 544,009	$   -
Building       		2,643,700	 935,005		4,102,206	  802,165
Manufacturing equipment	  755,032	 645,057		  739,280	  613,407
Tools and equipment     1,087,315	 805,440		1,066,278	  744,623
Office equipment		  281,106	 200,264		  263,193	  179,075
Vehicles			  204,706	 137,452		  142,318	  123,953
Paving  			   36,152	  14,433		   34,655	   12,854
Equipment under capital
		leases	  811,907	 358,182		  716,213	  256,713

			     $6,363,929 $3,095,833	     $7,608,152	$2,732,790

Net book value 				$ 3,268,096				$4,875,362

The land and building includes a property, located in Port aux Basques, Newfoundland, with a carrying amount of $407,705 (which amount is net of a provision of $1,500,000 for the potential impairment) (2000 -
$2,048,371) which is vacant while being maintained as a production facility. The Company's ownership in the building on this property may be subject to a third party debenture of $500,000 on the leasehold interest that expires on December 22, 2008. The Company's position with respect thereto is that it does not believe the debenture holder's security interest is valid. The Company expects that significant new projects will be undertaken in the area in the near future and that these facilities will be leased to third parties for these projects. The Company estimates that the carrying amount will be fully recoverable. The actual recoverable amount is dependent upon future events and could differ materially from the amount estimated by management.





	Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

6.	Joint Ventures

The Company carries on part of its business in two joint ventures, Newfoundland Service Alliance Inc. ("NSA"), a 20% owned joint venture and Magna Services Inc. ("Magna"), a 50% owned joint venture. During the 2001 fiscal year the Company recorded $271,000 (2000 - $117,000) of revenue from NSA and $83,000 (2000 - $10,000) of revenue from Magna.

	The following is a summary of the combined financial information relating to the Company's proportionate interest in these joint ventures unadjusted for transactions between the joint venture and the Company:
Proportionate Share of Joint
 Ventures' Financial Information

						2001				2000

Balance sheet
Current assets				$562,138   			$384,905
Non current assets			   4,375			   6,607
Current liabilities		      (555,763)	     		(389,232)

Operations
Revenue					$2,860,599	 	    $1,789,435
Operating expenses and amortization	 2,860,429		     1,788,957
Net income			       		 170			     478

      Cash flows
Operating activities		$      (179,002)		  $	(21,471)
Financing activities			   75,966			(67,459)
Investing activities			      (51)			  2,395



7.	Bank Indebtedness and Demand Loan

Bank indebtedness of M&M in the amount of $829,001 (2000 - $507,222) represents a revolving credit facility payable on demand and bears interest at prime plus 2% (2001 - 8.66%; 2000 - 8.54%).

The bank indebtedness of M&M is collateralized by a general assignment of accounts receivable and inventory, a demand debenture providing a second fixed charge over property and immovable equipment, a first fixed charge over certain equipment and a floating charge over all assets.

The credit agreement which M&M has with the bank contains certain restrictive covenants with respect to maintenance of certain financial ratios, declaration and payment of dividends, advancement of funds to and from related parties and acquisition of unfunded capital assets in excess of $400,000 (2000 - $400,000). As at June 30, 2001, M&M was in violation of the current ratio covenant.



	Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

8.	Due to Shareholders

	The amount due to shareholders is comprised of non-interest bearing promissory notes (the "Debt") of $989,172 (2000 - $4,339,098) and a non-interest bearing amount due to shareholders of $523,231(2000 -
$811,440).

	The non-interest bearing promissory notes are due the earlier of one or all of the following:

	(a)	upon the Company's oil and gas cash flow exceeding Cdn $75,000 per month;

	(b)	mutual agreement to convert a substantial portion of the Debt into
Equity of the Company;

	(c)	July 31, 2002 for the amount of Debt of $989,172 (2000 -
$1,842,038).

	Repayments of the promissory notes are due in 2003. The repayment of the due to shareholders is $173,231 due in 2002 and $350,000 due in 2003.


9.	Long-term Debt
									2001			2000

Roynat Inc. mortgage maturing in 2008 with, interest at Roynat cost of funds plus  3.25% ( 2001 - 9.24%; 2000 - 8.76%)
repayable in monthly principal payments of $25,000 to
August 15, 2000, followed by $7,000 thereafter, plus interest.
The mortgage is collateralized by a first charge on land and building of M&M, and a floating charge on all other assets
subject to a prior  floating charge in favour of the Canadian
Bank of Commerce (see Note 7)	   			$	605,400    $	718,400
Capital leases on equipment, with interest at 7.5% to 16.7%,
(2000 - 7.5% to 16.7%) compounded semi-annually,
repayable in blended monthly payments of $10,000
(2000 - $18,500)							223,062   		303,334


	828,462	    1,021,734
Less  current portion						182,151		283,529

	   								$646,311	    $	738,205


Principal repayments on long-term debt in each of the next five years are estimated as follows:

2002	     $182,151
2003	   	164,448
2004	    	112,158
2005	     	 99,189
2006		 85,116




	Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

10.	Share Capital

	(a)	Authorized

Unlimited Class B shares, without par value
Unlimited Common shares, without par value
Unlimited Class A Preference Shares, Series I
Unlimited Class A Preference Shares, Series 2

(b)	Issued
								Number of
			Shares	   Consideration

Common shares

Balance, as at June 30, 1999				12,116,678		27,929,289

Issued to consultants for professional fees (i)	150,000		   225,000
Issued pursuant to private placement in
    settlement of promissory notes (ii)		384,000		   768,000
Issued to former subsidiary Merlin			 20,000		   400,000

Balance, as at June 30, 2000			   12,670,678		$29,322,289

Returned to treasury					(25,000)			-
Issued pursuant to a private placement (iii)  8,000,000		    800,000
Share consolidation (iv)			  (15,482,259)			-
Warrants exercised				    1,000,000		    520,000
Options exercised (v)					 20,000		     30,000
Issued for acquisition of oil and gas property (vi)90,000		    335,000

Balance, as at June 30, 2001				6,273,419		$31,007,289


Class A Preference Shares, Series 2

Balance, as at June 30, 2000 and 1999			-		$	-

Issued for cash and settlement of debt(vii)	960,000		1,200,000

Balance, as at June 30, 2001				960,000		$1,200,000

Total issued share capital as at June 30, 2001
	      $  32,207,289


(i)	On September 14, 1999, the Company issued 150,000 units
from treasury to an arms length party. Each unit was ascribed a value of $1.50 and was comprised of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of EPS for $2.25 until September 27, 2002. As consideration, $225,000 of indebtedness in the Company related to consulting fees was applied.



	Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

10.	Share Capital (continued)


(ii)	On October 1, 1999, the Company issued 384,000 units
from treasury to a non-controlling shareholder. Each unit was ascribed a value $2.00 and was comprised of one common share and one common share purchase warrant.
Each common share purchase warrant entitles the holder to purchase one common share of the Company for $2.40 until October 4, 2002. As consideration, $768,000 of promissory notes payable to the shareholder were applied.

(iii)	On December 28, 2000 the Company issued 8,000,000 pre-
consolidated units from treasury to  arms length parties.
Each unit was ascribed a value of $0.10 and was comprised of one common share, .5 Series A common share purchase warrant and a .5 Series B common share purchase warrant.
Each whole post consolidated Series A common share purchase warrant and each whole post consolidated Series
B common share purchase warrant entitles the holder thereof to purchase one common share at a price of $0.52 per share and $0.80 per share respectively on or before December 28, 2002 and January 16, 2003 respectively.

(iv)	On September 12, 2000, at a Special Meeting of
Shareholders the Company, the shareholders approved the consolidation of the Company's issued common shares on the basis that every four (4) pre-consolidation common share will be converted into one (1) post-consolidation common share. On February 2, 2001 the Company filed
Articles of Amendment consolidating the issued common shares.

(v)	On February 6, 2001 the Company issued 20,000 options to
a consultant for professional services. On June 6, 2001 the consultant exercised the 20,000 options for consideration of $30,000.

(vi)	On June 30, 2001 the Company issued 90,000 common
shares from treasury to an arms length party for consideration of $335,000 for the acquisition of producing and non-producing oil and gas properties.

(vii)	On February 2, 2001 the Company issued 960,000 Class A
Preference Shares, Series 2 from treasury to arms length parties. Each Series 2 share carries a 5% cumulative preferred annual dividend. Each Series 2 share is convertible during the first 30 months from the date of issuance into one unit of the Company at the rate of $1.25 per unit. Each unit is comprised of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $1.50 for one common share for a period of two years after conversion. After 30 months each Series 2 share is convertible into one unit at the weighted average price of the market value of the Company's common shares during the period 10 days prior to conversion (the "Conversion Price"). Each unit is comprised of one common share and one common share purchase warrant exercisable at 10% above the Conversion
Price for one common share for a period of two years after conversion. As consideration, $950,000 of promissory notes payable to the shareholders were applied to shareholder loans and $250,000 of cash was received.





	Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

10.	Share Capital (continued)

(c)	Warrants

The following common share purchase warrants are outstanding as at June 30, 2001:

	Number of
	Warrants	Expiry Date		Price

	96,000	October 4, 2002	9.60
	222,917	March 9, 2002	8.00
	1,000,000	January 16, 2003	0.80

The continuity of the common share purchase warrants is as follows:
	Number of
								Warrants


Balance, as at June 30, 1999 				4,221,367

Issued to consultants for professional fees	  150,000
Issued to non-controlling shareholders 		  384,000
Expired 							 (231,482)

Balance, as at June 30, 2000 				4,523,885

Share consolidation (Note 10 (b)(iv)		(3,392,914)
Cancelled							  (812,054)
Issued to non-controlling shareholders		 2,000,000
Exercised							(1,000,000)

Balance, as at June 30, 2001 				 1,318,917

(d)	Stock Option Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The maximum number of shares which may be set aside for issuance under the Plan is 281,250 common shares. Under the Plan, the Company has granted the following stock options as at June 30, 2001:

					Number of	Exercise	Expiry
	Holder			Options	Price		Date

	Directors and employees	120,000	  1.50	February 6, 2005
	Director			  5,000	  4.00	April 4, 2005
	Directors and employees	 60,000	  4.00	June 14, 2005
	Consultants			 70,000	  4.00	June 14, 2005




	Energy Power Systems Limited
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

10.	Share Capital (continued)

(d)	Stock Option Plan (continued)

The continuity of stock options granted is as follows:

		Weighted
Number of	  Average
			Options	Exercise Price
Balance, June 30, 1999		1,055,893	$	15.00
Cancelled		    		(613,750)		21.87
Issued				 522,500		 4.38
Expired				(377,143)		 2.78
Terminated				(165,000)		 5.30

Balance, June 30, 2000		 422,500		 4.02

Share consolidation (Note 10(b)(iv(316,875)	16.07
Cancelled				(105,625)		16.07
Issued				275,000		2.73
Exercised				(20,000)		1.50

Balance, June 30, 2001		255,000	$	2.82

All options are vested and exerciseable except for 135,000 which are subject to a four month holding period.


11.	Income Taxes

	Effective July 1, 2001, the Company changed its method of accounting for income taxes from the deferral method to the liability method. The liability method requires that accumulated tax balances be adjusted to reflect changes in the tax rates. This standard was applied retroactively; however, as permitted under the new rules, comparative financial information has not been restated, as the difference was insignificant.

	Significant components of the Company's future tax assets and liabilities as at June 30, 2001 are as follows:

Future income tax assets:
Non-capital loss			$	3,698,000
Capital loss carryforwards	 	2,465,000
Oil and gas properties	 	         20,000
6,183,000
Non-capital losses applied	  	  (21,000)
Valuation allowance		 	(5,065,000)
	$	 1,097,000

Current portion			$    	235,000

Long term portion			$    	862,000





Energy Power Systems Limited
 Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

11.	Income Taxes (continued)

Future income tax liabilities:
Capital assets			$  	 (56,000)
Work in progress	   			(196,000)
Holdbacks	    	 			 (91,000)
	   					(343,000)
Non capital losses applied	     	  21,000
	 $  	(322,000)

Current portion	$   			(266,000)
Long term portion	$   	 		(56,000)


The Company's provision for income taxes is comprised as follows:

	`							2001		2000		1999

	Net loss from continuing operations	$(2,222,506) $(1,105,562)$(2,069,499)

	Combined federal and provisional
		income tax rate	          		43%		45%		45%

	Recovery of income tax calculated
		 at statutory rates		$  (955,678)  $ (497,502) $ (931,275)
	Increase (decrease) in taxes resulting from:
		Non-deductible expenses	          672,578	     461,000	22,000
		Non-controlling interest adjustment		-		-	103,000
		Amortization of goodwill	        112,000	118,000	41,800
		Depletion of oil and gas properties    20,000		-		-
		Other							-	(352,498) (184,305)
		Valuation allowance change	    (1,097,000)	 602,345  1,163,580

	Provision for income taxes		 $  (1,248,100) $	 331,345 $	214,800


The Company and its subsidiaries have non-capital losses of approximately $8,600,000 which are available to reduce future taxable income. These non-capital losses expire as follows:

2003	$      110,000
2004	887,000
2005	2,887,000
2006	1,938,000
2007	1,437,000
2008  1,341,000




	Energy Power Systems Limited
 Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

12.	Changes in Working Capital and Non-Cash Transactions

Non-cash working capital transaction relating to funds from operations are as follows:

							2001		2000		1999

Receivables	    				$(997,513)	$(580,536)	$4,179,704
Inventories and work in progress	  485,491	 (168,205)	   826,543
Prepaid expenses	         		   13,758	   (6,195)	     9,837
Accounts payable and accrued liabilities(724,800)  915,171	(2,517,889)

   $ (1,223,064)	$  160,235	$2,498,195

(a)	Supplemental Cash flow Information
	2001	2000	1999

	Cash paid for Interest		$ 256,488   $  241,247	$  463,820
	Cash paid for taxes			-    	    19,501	    19,904

(b)	Non-Cash Transactions

	The Company entered into the following non-cash transactions:

		2001		2000		1999

	Shares issued to consultants for
	professional fees				$	-	 $225,000     $767,750
	Shares issued to the non-controlling
		shareholder of Merlin 			-		-	   200,000
	Shares issued to Oakwell Engineering
		Limited ("Oakwell") pursuant to an
		agreement between the parties		-		-	 4,532,500
	Shares issued pursuant to private placement
		in settlement of promissory notes950,000	  768,000	 5,421,640
	Shares issued to former subsidiary Merlin	-	  400,000		-
	Shares issued for the acquisition of 49% of
		M&M						-		-	4,149,200
	Shares issued for acquisition of Oil and Gas
		Properties      			   335,000		-		-
	Capital assets purchased through capital
	leases					     95,694  172,755	    84,095








	Energy Power Systems Limited
 Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2001, 2000 and 1999

13.	Commitments

Operating Leases

	The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2004.
 The minimum rental commitments under operating leases are estimated as follows:

2002		$       55,906
2003	         	  38,775
2004			  11,296
2005	 		   6,565

		$      112,542



14.	Financial Instruments

The carrying values of the primary financial instruments of the Company, with the exception of long-term debt, approximate fair values due to the short term maturities and normal trade credit terms of those instruments. Included in cash is $1,036,000 held at one financial institution.

The fair value of long-term debt and amounts due to shareholders approximates carrying value in 2001 and 2000 as the terms have been renegotiated recently.

The Company provides services and sells its products to many customers. Three customers represent 59% (2000 - two customers represent 59%) of the trade accounts receivable at year end. One customer represents 40% (2000 - one customer represents 39%; 1999 - two customers represent 58%) of the revenue for the year. Three suppliers represent 33% (2000 - three suppliers represent 23%) of the trade accounts payable at year end.


15.	Per Share Information

During the year ending June 30, 2001 the Company adopted the treasury method for computing earnings per share and fully diluted earnings per share. The treasury method has been applied retroactively. Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2001 - 4,256,502 (2000 - 3,135,857; 1999 - 2,306,545).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive. The weighted average number of common shares and net loss per share figures for prior year have been retroactively restated for the reverse stock split.





	Energy Power Systems Limited
 Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

16.	Reconciliation to Accounting Principles Generally Accepted in the
United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)	Stock Options

	Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Under Canadian GAAP the options are disclosed and no compensation expense is recorded. The calculation for the compensation is based on the Black-Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company's share price of 0.64 for 70,000 options and 0.43 for 20,000 options and a weighted average risk free interest rate of 5% over a four year period.

	The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. The exercise price of the stock options outstanding to employees is equal or exceeds the market value of the shares at the date granted, therefore, no compensation expense is recognized at grant date for US GAAP purposes.

(b)	Interest Free Loans

	Under US GAAP, the benefit of interest free loans is reflected as a discount to the debt and a credit to paid in capital. This discount is computed using the current borrowing rate available to the Company and amortized over the life of the debt.

(c)	Joint Venture

	Under US GAAP the Company would use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. For further information see note 6.

       (d)     Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

       (e)     Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized as a separate item in the shareholder's equity section of the balance sheet unless impairments are considered other than temporary.




	Energy Power Systems Limited
 Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

16.	Reconciliation to Accounting Principles Generally Accepted in the
United States (continued)

(f) Preference Shares

Under US GAAP, the Company has recorded a deemed dividend of approximately $420,000 for the beneficial conversion under the terms of the preferred shares.

        (g)  Recently Adopted Accounting Standards

In June 1998, the Financial Accounting Standards Board issued
SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognized all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivate may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change, SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, the Company and its joint ventures have not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the adoption of the new standards on July 1, 2000 did not affect the financial statements.

In 1999, the Securities and Exchange Commission issued Staff
Accounting Bulletin No. 101 dealing with revenue recognition which is effective in the fourth quarter of the Company's 2001 fiscal year. The adoption of this Staff Accounting Bulletin did not have a material effect on the Company's financial statements.

In March 2000, the Financial Accounting Standards Board Issued
FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", an interpretation of APB Opinion
No. 25.  The Company adopted the interpretation on July 1, 2000.
Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted
for as variable.    As of July 1, 2000, under the provisions of
Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be re-measured on a quarterly basis using the greater of the exercise price or the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 57,500 options with an intrinsic value of $92,000 which has been included in the compensation expense adjustment.

 	(h)	Recently Issued United States Accounting Standards

	In June 2001, the FASB issued FASB Statement No. 141," Business Combinations" (SFAS 141), and No. 142, "Goodwill and
Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.





	Energy Power Systems Limited
 Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

16.	Reconciliation to Accounting Principles Generally Accepted in the
United States (continued)

 	(h)	Recently Issued United States Accounting Standards (continued)

	SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 31, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company's previous business combinations were accounted for using the purchase method. As of June 30, 2001, the net carrying amount of goodwill is $2,056,832. Amortization expense for the year ended June 30, 2001 was $261,258. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its financial position and results of operation.

	In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.
SFAS No. 143 is effective for the fiscal year ending June 30, 2003. Management believes the adoption of this statement will have no material impact on the financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuous operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS
144 will impact its financial position and results of operation.













	Energy Power Systems Limited
 Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

16.	Reconciliation to Accounting Principles Generally Accepted in the
United States (continued)

If US GAAP were followed, the effect on the consolidated balance sheet would be as follows:
			2001			2000

Total assets per Canadian GAAP		$19,050,175     $  23,511,208
 Unrealized gain on marketable securities(e)   34,077			 -
    Total assets per US GAAP		     $ 19,084,252	    $ 23,511,208

Total liabilities per Canadian GAAP		$ 7,692,734	    $	11,403,851
    Unamortized debt discount (c)	         (155,180)	  (219,327)

Total liabilities per US GAAP			$ 7,537,554	    $	11,184,524

Share capital per Canadian and US GAAP	$32,207,289	    $	29,322,289

Other paid in capital per Canadian GAAP		-			-
    Compensation expense (a)	        	    301,931		    97,891
    Debt discount (c)	        		    683,162		   568,002
    Unrealized gain on marketable securities (e)34,077		-

Other paid in capital per US GAAP	        1,019,170		   665,893

Deficit
    Deficit end of the year per Canadian GAAP(20,849,848)	(17,214,932)
    Amortization of debt discount	         (527,982)	  (348,675)
    Compensation expense			   (301,931)	   (97,891)

Deficit end of the year per US GAAP	      (21,679,761)	(17,661,498)

Total shareholders' equity per US GAAP	$11,546,698		$12,326,684

If US GAAP were followed, the effect on the consolidated statements of loss would be as follows:
	2001		2000		1999

Net loss from continuing operations
according to Canadian GAAP		$ (974,406)  $(1,436,907) $(2,258,698)
Compensation expense adjustment (a)	  (204,040)		-		(97,891)
Amortization of debt discount (c)	  (179,307)	    (348,675)		-

Net loss from continuing operations
             according to US GAAP   (1,357,753)   (1,785,582)  (2,356,589)

       Loss from discontinued operations(2,660,510)(1,250,992) (5,696,655)
Net loss according to US GAAP 	(4,018,263)	   (3,036,574) (8,053,244)
Deemed dividend on preferred shares(f)(420,000) 		-		-

Net loss for common shareholders 	$(4,438,263)  $(3,036,574) $(8,053,244)

Net loss according to US GAAP		$(4,018,263)  $(3,036,574) $(8,053,244)
Unrealized gain on marketable securities (e)34,077	-			-

Comprehensive net loss -US GAAP	$(3,984,186)$(3,036,574)$(8,053,244)



	Energy Power Systems Limited
 Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

16.	Reconciliation to Accounting Principles Generally Accepted in the
United States (continued)
			2001		2000		1999

Basic and diluted net loss per common share
	from continuing operations
	according to US GAAP		$  (0.42)		$(0.57)	$(1.02)

Basic and diluted net loss per common share
	according to US GAAP		$ (1.04)		$(0.97)	$(3.49)

Shares used in the computation of basic
	and diluted earnings per share 4,256,502	    3,135,857   2,306,546



17.	Subsequent Events

Exercise of options and warrants

On August 30, 2001 a director of the Company exercised 15,000 options for consideration of $22,500.

On September 28, 2001 shareholders of the Company exercised
1,000,000 Series B Warrants for total consideration of $800,000.



18.	Segmented Information

	The Company's operations are separated into two distinct segments; the engineering and offshore division, consisting of the operations of M&M, and the oil and gas division performing oil and gas exploration and production. M&M is an engineering and construction company, performing installation, erection, welding, maintenance and ancillary fabrication services.

	The following is the Company's segmented information for continuing operations:

For the year ended June 30, 2001
	Engineering
		 			and Offshore  Oil and Gas
	Division	  Division	Corporate	  Total

	Revenue			$18,770,318	$  382,740	$	-	$19,153,058

	EBITDA  (1)			$   112,811 $  207,307	$(109,138)	$   210,980
	Amortization	          631,634	    45,364		-  	    676,998

	Segment operating margin   (518,823)   161,943   (109,138)	   (466,018)
	Interest and tax			81,182(1,077,690)		4,896	  (991,612)
	Write down of capital assets1,500,000	-		-	  1,500,000

	Net earnings (loss) from
		continuing operations$(2,100,005)$1,239,633 $(114,034) $ (974,406)
	Capital assets and Oil and Gas
	     Interests		$  3,268,096$   2,017,493  $	-	 $5,285,589




	Energy Power Systems Limited
 Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999

18.	Segmented Information (continued)

	For the year ended June 30, 2000

			Engineering
					and Offshore  Oil and Gas
					Division	  Division	   Corporate	Total

	Revenue			$18,924,369	 $	-	   $   -	$18,924,369

	EBITDA (1)			$ 1,693,077	 $	-	   $(1,956,715)$(263,638)
	Depreciation and amortization	627,377	-		-	     627,377
	Segment operating margin    1,065,700	-	    (1,956,715) (891,015)
	Minority interest			-		-		 -		-
	Interest and income taxes	544,848	-		 1,044     545,892
	Net earnings (loss) from
		continuing operations$  520,852 $	- 	 $(1,957,759) $(1,436,907)


	Capital assets	$	4,875,362		$	-	$	  $4,875,362


	For the year ended June 30, 1999

	Engineering
					and Offshore  Oil and Gas
Division	  Division	    Corporate	  Total

	Revenue			$21,079,649	  $  -	 $	-   	  $21,079,649

	EBITDA (1)			$ 1,052,741	$	-	($2,150,580) $(1,097,839)
Depreciation and amortization453,531     -		-		453,531

	Segment operating margin    599,210	     -	  (2,150,580)  (1,551,370)
	Minority interest			286,703	-		-		286,703
Interest and income taxes   375,072      -		71,154	446,226	Net loss from
		continuing operations$(62,565)  $	-	  $(2,221,734)$(2,284,299)


(1)	EBITDA is defined as earnings (loss) before interest,
 taxes, amortization and minority interest.




	Energy Power Systems Limited
 Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999


19. 	Discontinued Operations

Effective June 30, 2001 the Company adopted a formal plan to dispose of its power segment of business (the "Power Division"). The Company intends to exercise its option under the terms of the Revised VBC Agreement to cause VBC to purchase the Company's equity shares in the KEOPL (see Note 2) and has adopted a formal plan of disposition of its interest in the Karnataka Project (see Note 3).

Effective, May 30, 2000, the Company divested its 51% ownership interest in its Norwegian engineering design subsidiary, Merlin, for $10 cash. Effective, June 30, 2000 the Company adopted a formal plan of disposition for its barge mounted power plant construction subsidiary ASIH.

The results of each of Power Division, Merlin and ASIH have been accounted for as discontinued operations. Estimated disposal costs have been included in the loss from discontinued operations.

The accounting for these discontinued operations is summarized as follows:

 		2001		2000		1999

Revenues
Merlin				$   	-    	  $5,575,145	$9,426,021
ASIH						-		-			-
Power division				-		-			-

	$	-	  $5,575,145	$9,426,021

Earnings (loss) from operations
Merlin				$	-	  $  (41,428)	$ (803,429)
ASIH						-	    (688,221)	(4,472,363)
Power division		      (48,414)	    (667,658)	  (420,863)

				      (48,414)	  (1,397,307)	(5,696,655)

Gain (loss) from disposal of operations
Merlin					-		666,610		-
ASIH						-		(520,295)		-
Power division	  		(2,612,096)			-		-

				      (2,612,096)		146,315		-

Loss from discontinued operations$(2,660,510) $(1,250,992)$(5,696,655)




	Energy Power Systems Limited
 Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2001, 2000 and 1999


19. 	Discontinued Operations (continued)

The Company's consolidated balance sheets include the following amounts related to the discontinued operations:

		2001			2000


Investment					$3,500,000		$	-
Other assets 					 - 		  9,490,021

Total net assets                    $3,500,000   	$ 9,490,021



20.	Contingent Liability

	A statement of claim has been filed against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $270,000 and entitlement to a success fee of 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No provision has been made in these financial statements for this claim.